SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

          Adirondack Financial Services Bancorp, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)


                            006887103
                         (CUSIP Number)


                     LESLIE M. APPLE, ESQ.
                   WHITEMAN OSTERMAN & HANNA
                       One Commerce Plaza
                     Albany, New York 12260

                         (518) 487-7600

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

            October 2, 1998 through October 13, 1998
                 (Date of Event which Requires
                   Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Check the following box if a fee is being paid with this Statement:



CUSIP NO.  006887103



     1.   NAME OF REPORTING PERSONS
          Colvin G. Ryan

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          ###-##-####


     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)
          (b)

     3.   SEC USE ONLY



     4.   SOURCE OF FUNDS
                              PF


     5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America



NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

         63,780 (9.6%)
8.  SHARED VOTING POWER

                     0

9.  SOLE DISPOSITIVE POWER

           63,780 (9.6%)
10. SHARED DISPOSITIVE POWER

                      0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          63,780 (9.6%)


12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.6%

14.  TYPE OF REPORTING PERSON
          IN




                                       AMENDMENT NO. 1 TO SCHEDULE 13D

     The Schedule 13D filed with the Securities and Exchange Commission on September 18, 1998 by Mr. Colvin G. Ryan (the "Schedule 13D") is hereby amended as set forth below:

     The purpose of this Amendment No. 1 to Schedule 13D is to describe additional purchases in the issuer's common stock made by Mr. Colvin G. Ryan. Except as specifically provided herein, this Amendment No. 1 to Schedule 13D does not modify any of the information previously reported in the Schedule 13D and should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

Item 1.  Security and Issuer.
Unchanged from Schedule 13D.

Item 2.  Identity and Background.
Unchanged from Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
Unchanged from Schedule 13D.

Item 4.  Purpose of Transaction.
Unchanged from Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 63,780 shares of the Issuer's common stock representing Nine and six-tenths percent (9.6%) of this class of the Issuer's securities. The Reporting Person's percentage of interest has been computed on the basis of 661,250 shares outstanding as reported by Issuer.

     (b) The Reporting Person owns and has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 63,780 shares, or 9.6%, of the Issuer's Common Stock.

     (c) The following are transactions that were effected by the Reporting Person subsequent to filing Schedule 13D on September 18, 1998:

Transaction Date              No. of Shares                 Price
October 2, 1998               5,000                         $65,487.06
October 5, 1998               8,700                         $113,793.44
October 5, 1998               1,000                         $13,079.71
October 6, 1998               3,700                         $48,507.93
October 8, 1998               5,000                         $62,032.51
October 13, 1998              2,000                         $26,750.00



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Unchanged from Schedule 13D.

Item 7.   Material to be Filed as Exhibits.

Unchanged from Schedule 13D.
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:    October 13, 1998

ADIRONDACK FINANCIAL SERVICES BANCORP, INC.

By:________________________________
          Colvin G. Ryan
          President